Exhibit 99.1

23 June 2023

ABCAM PLC

Abcam Announces Review of Strategic Alternatives

Cambridge, UK / Waltham, MA: Abcam plc (“Abcam,” “Company,” “Group”) (Nasdaq: ABCM), a global leader in the supply of life science research tools, today announces that, having listened to and extensively engaged with shareholders, the Board of Directors has unanimously decided to initiate a process to explore strategic alternatives for the Company. The comprehensive process will begin immediately and will evaluate a broad range of options to maximize shareholder value, including a potential sale of the Company. As previously disclosed, Abcam has received strategic inquiries from multiple parties over the past few weeks.

The Company commented: “Abcam is a unique asset that provides innovative products and solutions for the global life sciences community. Our Board is fully aligned in its belief that the best way to maximize value for shareholders is to comprehensively review the Company’s strategic alternatives, including a potential sale of Abcam. We will pursue the pathway that maximizes value for our shareholders and also ensures successful outcomes for our customers and employees.”

The Board of Directors has retained Lazard and Morgan Stanley as financial advisors to assist in its review of strategic alternatives. Latham & Watkins has been appointed as legal advisor in connection with the review process.

There can be no assurance regarding the results or outcome of this review. Abcam does not intend to comment further on this strategic review process and will make further announcements in accordance with its ongoing disclosure obligations and pursuant to applicable laws and regulations.

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays, and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers’ uses Abcam’s antibodies, reagents, biomarkers, and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the timing and scope of a process to explore strategic alternatives for the Company, including a potential sale of Abcam, and Abcam’s portfolio and ambitions. These forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: challenges in implementing our strategies for revenue growth in light of competitive challenges; the development of new products or the enhancement of existing products, and the need to adapt to significant technological changes or respond to the introduction of new products by competitors to remain competitive; our customers discontinuing or spending less on research, development, production or other scientific endeavors; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; the ongoing COVID 19 pandemic, including variants, continues to affect our business, including impacts on our operations and supply chains; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; our products failing to satisfy applicable quality criteria, specifications and performance standards; failing to maintain and enhance our brand and reputation; ability to react to unfavorable geopolitical or economic changes that affect life science funding; failing to deliver on transformational growth projects; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of our American Depositary Shares (“ADS”); and the other important factors discussed under the caption “Risk Factors” in Abcam’s Annual Report on Form 20-F for the year ended December 31, 2022 (“Annual Report”) filed with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2023, which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s subsequent filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Abcam plc

Tommy Thomas, CPA

Vice President, Investor Relations

+1 617-577-4205

152 Grove Street, Building 1100

Waltham, MA 02453

Media enquiries

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Abcam-JF@joelefrank.com

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Abcam@fticonsulting.com